SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, May 2, 2016 - BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) announces the nomination of Fernando Musa to serve as the new chief executive officer of Braskem, replacing Carlos Fadigas. This transition is occurring after the conclusion of an important step in Braskem’s international expansion, with the commissioning of the petrochemical complex in Mexico, in which some US$5 billion was invested.

Carlos Fadigas will continue to work in the Odebrecht Group, focusing in particular on supporting Braskem’s new cycle of international expansion. During Fadigas’ leadership over the last five years, Braskem expanded its industrial operations into Europe, became the leading propylene producer in the U.S. market and completed, in Mexico, its largest investment ever. In 2015, Braskem consolidated its position as the world’s sixth-largest thermoplastic resin producer, set a new record for EBITDA of R$9.4 billion and reduced its leverage ratio to the lowest level of the last ten years.

Fernando Musa holds a B.S. in Mechanical Engineering from the Technological Institute of Aeronautics (ITA) and an MBA from Insead in France. He has served at various companies, such as McKinsey, Editora Abril and Monitor Group.

He joined Braskem in 2010 as Vice-president of Strategic Planning. Since March 2012, he has served as CEO of Braskem America, the business unit responsible for Braskem’s operations in the United States and Europe. Under his leadership, Braskem acquired the assets of Sunoco and Dow and launched important strategic projects to strengthen the Company’s presence in the United States.

His priorities as the new CEO will be to advance the successful strategy for growth and international expansion, strengthen competitiveness across all operations, identify new investment opportunities in Brazil and abroad and uphold the company’s commitment to its financial health. Musa’s international experience over the past years played a decisive role in his selection as Braskem’s new CEO for its next growth cycle.

The nomination of Fernando Musa as CEO will be submitted to Braskem’s Board of Directors for approval.

Braskem’s Investor Relations Department can be reached by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.